UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 24, 2023

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This report on Form 6-K is being filed by Credit Suisse AG and is hereby incorporated by reference into the Registration Statements on Form F-3 (file nos. 333-272539 and 333-272452). Information contained on our website or referenced in this report via website links is not incorporated by reference into this report.

Media release

Ad hoc announcement pursuant to Art. 53 LR
UBS Group AG resolves Credit Suisse regulatory matters related to Archegos

- US Federal Reserve and UK PRA order total fines of USD 388m
- FINMA concludes investigation

Zurich, July 24, 2023 – UBS Group AG and its subsidiary Credit Suisse announced a resolution with the Board of Governors of the US Federal Reserve System (“Federal Reserve”) and the UK Prudential Regulation Authority (“PRA”), as well as the conclusion of the Swiss Financial Market Supervisory Authority (“FINMA”) proceedings related to Credit Suisse’s relationship with Archegos Capital Management (“Archegos”).

As part of the resolutions announced today, Credit Suisse agreed to pay USD 269m to the Federal Reserve and GBP 87m (USD 119m) to the PRA. Credit Suisse AG will record an additional provision in its second quarter 2023 financial statements to reflect these resolutions. UBS Group AG will reflect the provision in purchase accounting for the acquisition of Credit Suisse, which was completed on 12 June 2023.

The Federal Reserve and FINMA have imposed remedial requirements relating to credit, liquidity and non-financial risk management, as well as oversight of remedial efforts.

UBS will implement its operational and risk management discipline and its culture across the combined organization. It has already begun implementing its risk framework, including actions addressing these regulatory findings, across Credit Suisse. UBS intends to resolve Credit Suisse’s outstanding litigation and regulatory matters in the best interest of its stakeholders, including investors, clients and employees.

Contact details Email: investor.relations@credit-suisse.com Email: media.relations@credit-suisse.com

Disclaimer
This document and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, Credit Suisse AG, UBS AG or their affiliates should be made on the basis of this document. UBS and CS undertake no obligation to update the information contained herein.

Copyright © 2023 Credit Suisse Group AG and/or its affiliates. All rights reserved.
The English language version of this document is the controlling version.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
•	our plans, targets or goals;
•	our future economic performance or prospects;
•	the potential effect on our future performance of certain contingencies; and

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Media release

•	assumptions underlying any such statements.

Words such as “may,” “could,” “achieves,” “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. Additionally, many of these factors are beyond our control. These factors include, but are not limited to:

•	the implementation of the merger between Credit Suisse Group AG and UBS Group AG (Merger);
•	the ability to maintain sufficient liquidity and access capital markets;
•	market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
•
the ongoing significant negative consequences, including reputational harm, of the Archegos Capital Management and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;

•	the impact of media reports and social media speculation about our business and its performance;
•	the extent of outflows of deposits and assets or future net new asset generation across our divisions;
•	our ability to improve our risk management procedures and policies and hedging strategies;
•
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, the EU, the UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2023 and beyond;

•
the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;

•
potential risks and uncertainties relating to the severity of impacts from the COVID-19 pandemic, including potential material adverse effects on our business, financial condition and results of operations;

•	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
•	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
•
the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes, to the extent such initiatives continue to be pursued following the implementation of the Merger;

•	our ability to achieve our strategy and any significant changes to our structure and organization following the implementation of the Merger;
•	our ability to successfully implement the divestment of any non-core business following the implementation of the Merger;
•	the future level of any impairments and write-downs resulting from strategy changes and their implementation following the Merger;
•	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
•	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
•	the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
•
geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;

•	political, social and environmental developments, including climate change and evolving environmental, social and governance (ESG)-related disclosure standards;
•	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
•	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
•	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	operational factors such as systems failure, human error, or the failure to implement procedures properly;
•
the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;

•	the adverse resolution of litigation, regulatory proceedings and other contingencies;
•
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

•	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
•	the discontinuation of the London Interbank Offered Rate (LIBOR) and other interbank offered rates and the transition to alternative reference rates;
•	the potential effects of any changes in our legal entity structure;
•	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
•	the ability to retain and recruit qualified personnel;
•	the ability to protect our reputation and promote our brand;
•	the ability to increase market share and control expenses;
•	technological changes instituted by us, our counterparties or competitors;

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•	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
•	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2022 (references to “Credit Suisse,” the “Group,” “we,” “us” and “our” in such risk factors are also related to the consolidated businesses carried on by Credit Suisse AG and its subsidiaries, and therefore should be treated as references to Credit Suisse AG and its consolidated subsidiaries, to the extent relevant following implementation of the Merger).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
(Registrant)

	By:	/s/ Reto Hösli
Reto Hösli
Director

/s/ Annina Müller
Annina Müller
Date: July 24, 2023		Vice President